Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, Colorado 80202

(720) 640-7620

August 1, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3, as amended

(File No. 333-266182) of Sitio Royalties Corp. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement on Form S-3, as amended, be accelerated to 4:30 p.m., Eastern Time, on Wednesday, August 3, 2022, or as soon thereafter as is practicable.

If you need additional information, please contact Scott Rubinsky of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-3287.

Very truly yours,

Sitio Royalties Corp.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer and Director